Contact

www.linkedin.com/in/brianpomalley
(LinkedIn)
www.forerunnerventures.com
(Company)

Top Skills

Marketplaces
Start-ups
Entrepreneurship

Brian O'Malley

20+ year veteran investor across Accel, Battery and Forerunner.
San Francisco, California, United States

Summary

Throughout his 20-year career in Venture Capital, Brian has always sought out one thing: the opportunity to work with high-integrity people. Moving nine times before he was eighteen, he learned quickly that the quality people were rarely the loudest in the room. This lesson was a key prompt that pushed him to the Forerunner team, where traits like intellectual honesty and humility are celebrated.

Living through the dot com crash as a startup employee gave Brian perspective on the turbulence and challenges that come with startup founder territory; he saw firsthand how quickly clever sales and marketing tactics can stop working, leaving him with the realization that there is no clearer path to success than an amazing product experience. It also helped him understand the human impact of business, making him highly attuned and empathetic to founders and their employees.

His personal experiences have led Brian to focus his investment efforts on consumer applications and bottoms-up software, both areas where the user is the decision maker. Since joining the Forerunner team in 2018, Brian has partnered with founders solving problems around financial independence, social connection, and human empowerment, with a particular passion for helping SMB entrepreneurs thrive in an increasingly digital world.

Brian brings 15+ years of investment experience to the Forerunner team from two world class firms — Accel and Battery Ventures — where he led each firm's early stage-consumer efforts. Prior to his time in Venture, Brian spent three years at Bowstreet Software before its acquisition by IBM. While there, he originally wore an engineering hat before it was clear he could make a greater impact in field sales. Brian earned a B.S. in Economics from The Wharton School at the University of Pennsylvania where he completed a Dual Concentration in Entrepreneurial Finance and Management. While in

school, Brian helped launch two startups, both acquired by Fortune 500 businesses.

Notable investments include Anchor (acq by Spotify), Around (acq by Miro), Atticus, Away Travel, Bazaarvoice (IPO), BrightEdge, Canal, Clay, Coupa (IPO), Dollar Shave Club (acq by Unilever), Duetto (acq by GrowthCurve), Fora, Gametime, HotelTonight (acq by AirBnb), InstaEdu (acq by Chegg), KeyMe, MakerSights, Metafy, Narvar, OkPlay (acq by Dapper Labs), Pacaso, Prenuvo, Represent (acq by CustomInk), Serena & Lily, Shift Technologies, Skullcandy (IPO), Sunday, Stress-Free Auto, Thrasio, Topline Pro, TradeKing (acq by Ally Financial), TravelJoy, Viddy (acq by Fullscreen) and Virta.

Experience

Forerunner
6 years 7 months

Board Partner
January 2025 - Present (3 months)
San Francisco, California, United States

Managing Partner
September 2018 - December 2024 (6 years 4 months)
San Francisco, California, United States

Accel Partners
Partner
December 2013 - September 2018 (4 years 10 months)

Battery Ventures
9 years 9 months

General Partner
January 2012 - December 2013 (2 years)

Partner
July 2010 - December 2011 (1 year 6 months)

Principal
July 2008 - June 2010 (2 years)

Senior Associate

July 2006 - June 2008 (2 years)

Associate
April 2004 - June 2006 (2 years 3 months)

Bowstreet
Technical Director
October 2000 - October 2003 (3 years 1 month)

Motorola Solutions
Developer
May 1998 - December 1998 (8 months)

The Phoenician Resort
Pool Attendant
May 1997 - August 1997 (4 months)
Scottsdale, Arizona, United States

Education

The Wharton School

BS, Finance, Management · (1997 - 2001)